PRESS RELEASE
October 13, 2017

Clough Global Dividend and Income Fund (NYSE American: GLV)
Clough Global Equity Fund (NYSE American: GLQ)
Clough Global Opportunities Fund (NYSE American: GLO)

1290 Broadway, Suite 1100
Denver, CO 80203
Contact: Fund Services Group at 877-256-8445

CLOUGH CLOSED-END FUNDS COMMENCE TENDER OFFER

Denver, Colorado — Clough Global Dividend and Income Fund (GLV), Clough Global Equity Fund (GLQ) and Clough Global Opportunities Fund (GLO) (each, a “Fund” and collectively, the “Funds”), which are advised by Clough Capital Partners L.P. (the “Adviser”), announced today that they have commenced tender offers for up to 37.5% of each of GLQ’s and GLO’s respective outstanding common shares of beneficial interest and up to 32.5% of GLV’s outstanding common shares of beneficial interest (which, with respect to a Fund, constitutes the “Offer”). The price to be paid for the common shares of a Fund is an amount per share, net to the seller in cash, equal to 98.5% of the net asset value per share (“NAV”) of the Fund in U.S. dollars as determined by the Fund as of the close of regular trading on the New York Stock Exchange the next day the NAV is calculated after the expiration date of the Offer or, if the Offer is extended by a Fund in its sole discretion, on the next day the NAV is calculated after the day to which the Offer is extended. The Offer will expire at 5:00 p.m., New York City time, on November 10, 2017, unless extended by a Fund in its sole discretion.

Additional terms and conditions of the Offer are set forth in the Funds’ tender offer materials, which are being distributed to shareholders. If the number of a Fund’s outstanding common shares properly tendered, and not properly withdrawn, exceeds the maximum number of its tender offer, the Fund will purchase common shares from tendering shareholders on a pro rata basis, with appropriate adjustment to avoid purchase of fractional common shares. Accordingly, there is no assurance that a Fund will purchase all of a shareholder’s tendered common shares.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Funds. The Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents, which have been filed with the Securities and Exchange Commission as exhibits to the tender offer statements on Schedule TO and are available free of charge at http://www.sec.gov. Shareholders should read the offer to purchase and tender offer statements on Schedule TO and related exhibits as they contain important information about the Offer.

Additional Information

About Clough Global Equity Fund
The Fund is a closed-end fund utilizing the Adviser’s research-driven, thematic process, with an investment objective of providing a high level of total return. Having a global, flexible mandate and exploiting the Firm’s research offices in Boston, the Fund will invest at least 80% in equity and equity-related securities in both U.S. and non-U.S. markets, and the remainder in fixed income securities, including corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Equity Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Opportunities Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. The Fund seeks to achieve this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt. Utilizing the Adviser’s global research capabilities, with offices in Boston, the Clough Global Opportunities Fund will invest in both U.S. and non-U.S. markets. More information on the Clough Global Opportunities Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Dividend and Income Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. With analysts in Boston, the Clough Global Dividend and Income Fund seeks to pursue this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Dividend and Income Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Capital Partners L.P.
The Adviser is a Boston-based investment advisory firm which manages approximately $2.8 billion in assets: $1.1 billion in hedge fund and institutional accounts; $87 million in open-end mutual funds; and $1.6 billion in the Funds as of August 31, 2017. The firm uses a global and theme-based approach and invests in securities on a global basis.

An investor should consider investment objectives, risks, charges and expenses carefully before investing. To obtain an annual report or semi-annual report which contains this and other information visit www.cloughglobal.com or call 877-256-8445. Read them carefully before investing.

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Certain statements made in this press release, such as those related to the Offer, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors, including, but not limited to: market developments, legal and regulatory developments, and other additional risks and uncertainties. As a result, none of the Adviser, the Funds, or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

 ALPS Portfolio Solutions Distributor, Inc, FINRA Member Firm.

CLO001292 10/13/2018